INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

July 17, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Intelligent Living Corp.

SEC Comment Letter dated June 23, 2008

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

Filed September 6, 2005

Forms 10-QSB for Fiscal Quarters Ended August 31, 2005,

November 30, 2005 and February 29, 2008

File No. 0-25335

Dear Sir/Madam:

We are submitting herein the responses of Intelligent Living Corp. (the “Company”) to the comments set forth in your comment letter dated June 23, 2008 on the captioned filings under the Securities Exchange Act of 1934, as amended.

We are filing concurrently with this letter Amendment No. 2 to the Company’s 10-KSB for its fiscal year ended May 31, 2005 (the “Amended 2005 10-KSB), Amendment No. 1 to the Company’s Form 10-QSB for the quarter ended August 31, 2005 (the “Amended 2006 First Quarter 10-QSB”), Amendment No. 2 to the Company’s 10-QSB for the period ended November 30, 2005 (the Amended 2006 Second Quarter 10-QSB”, and Amendment No. 1 to the Company’s 10-QSB for the period ended February 29, 2008 (the “Amended 2008 Third Quarter 10-QSB”) reflecting updating changes and changes in response to the Commission’s comments.

The Amended 2005 10-KSB reflects responses to Comment Nos. 1 through 10 in the Commission’s Comment Letter dated June 23, 2008, as follows:

In response to Comments Nos. 2 and 7, the reports of the independent public accountants for the 2004 and 2005 (revised from the initial filing) financial statements are included; the Item 308(c) disclosure has been revised as per Comment No. 3;  an explanation in response to Comment No. 4 as to why a code of ethics has not yet been adopted is included in the Amended 2005 10-KSB [the Company has since adopted a code of ethics which will be filed as an exhibit to its 2008 10-KSB]; the exhibit list as refiled reflects changes noted in comments Nos. 5 and 6; the changes to the signature block noted in Comments Nos. 8 and 9 have been made; and the missing portion of the Exhibit 31 certification has been added as per Comment No. 10 — Mr. Holloran is signing all reports as the Chief Executive Officer and the Principal Financial Officer.

The Amended 2006 First Quarter 10-QSB and the Amended 2006 Second Quarter 10-QSB have been refiled, with changes to Exhibit 31 and certain MD&A changes as per comment No. 11.  The Amended 2008 Third Quarter 10-QSB has been refiled and amended to correct the Exhibit 31 certification.

The undersigned Michael F. Holloran, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer

Intelligent Living Corp.